Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance	[redacted]	
Company:	United States Securities and Exchange Commission	Phone Fax:	[redacted]
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	Phone	06011424
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 [illegible] 05
E-mail:			
Date:	6 March 2006	No of sheets:	4

Current report 18/2006

The Management Board of KGHM Polska Miedź S.A. hereby provides information on Members of the Management Board appointed to the Management Board of the Company by the Supervisory Board of KGHM Polska Miedź S.A. on 24 February 2006:

Mirosław Stanisław Biliński (46)
Education and professional qualifications:
University of Technology in Wrocław, Department of Mining – Specialisation in Techniques of Underground Ore Mining, Master's Degree in Engineering (1985)
University of Economics in Wrocław, Department of IT and Management, major in Management and Marketing (MBA Program) in corporate management, Master's Degree (1996)

Positions held and professional career:

IX. 2003 – XII. 2005	Vice President of the Management Board in REMY Sp. z o. o. (until 29 Jan 2004 PRB "Remy" Sp. z o. o.)
VI. 2001 – I. 2002	Non-Executive Director in KGHM Polish Copper Limited in London
VII. 1999 – XII. 2001	Vice President of the Management Board in KGHM Polska Miedź S.A. (XII. 2001 – VIII. 2003 Employment and management contract, contract forbidding competitive activities)
VII. 1998 – VI. 1999	Executive Director for Ore Enrichment in KGHM Polska Miedź S.A.,
III. 1998 – VI. 1998	Director of the Ore Enrichment Plants in organisation, KGHM Polska Miedź S.A.,
I. 1996 – III. 1998	Technical Director, First Deputy Director in the Rudna Mining Division, KGHM Polska Miedź S.A.
I. 1992 – XII. 1995	Technical Director, First Deputy Director in the Polkowice Mining Division, KGHM Polska Miedź S.A.

Exemption number: 82 4639

I. 1991 – XII. 1991	Chief Ventilation Engineer in the Polkowice Mining Division, KGHM Polska Miedź S.A.
1985 – 1990	probationary period, foreman and senior foreman in the Polkowice Mining Division, KGHM Polska Miedź S.A.

Is not engaged in competitive activities with respect to KGHM Polska Miedź S.A. Is not listed in the Register of Debtors maintained on the basis of the National Court of Registration law.

Maksymilian Bylicki (48)

Education and professional qualifications:
Academy of Music in Warsaw, Piano Department, Master of Arts (1982)
Post-Graduate Management Studies, Polish International School of Management in Warsaw (1993)
Executive Development Program (William Davidson Institute, Business School of Administration, University of Michigan, USA) (1994)
Management of Telecoms Projects – Course at the University of Technology in Warsaw (1995)
Executive Master of Business Administration Program (University of Calgary together with the Higher School of International Commerce and Finance) (1997)
Course for Members of Supervisory Boards of State-owned Companies, examination passed (2000)

Positions held and professional career:

2003 – present	Director of the Team of Advisers to the Mayor of the Capital City Warsaw (from March 2005) Proxy of the Mayor to the Warsaw Technology Park Director of the Office of Education of the Capital City Warsaw (May 2003 – March 2005)
2000 – 2002	President of the Management Board of „MIRIDAMOX" Management – Konsulting Sp. z o. o.
2000 – 2001	Adviser to the Minister of Culture and Art for Cooperation with Local Government
1998 – 2000	Vice President for Personnel and Administration in Netia Holdings S.A.
1993 – 1998	Polska Telefonia Komórkowa „Centertel Sp. z o. o." III. 1995 – VI. 1998 Director of the Warsaw Region XI. 1993 – II. 1995 Director for Organisational Development
1990 – 1993	Director of the Center for Artistic Education of the Ministry of Culture and Art
1979 – 1991	Lecturer at the Academy of Music and at the F. Chopin Level 2 State Music School nr 2 in Warsaw

President of the Management Board of the company „Warsaw Technology Park" S.A., which is owned by the Capital City Warsaw – an activity which is not competitive with respect to KGHM Polska Miedź S.A.

Additionally is a Member of the Supervisory Board of ARP S.A. and Chairman of the Supervisory Board of the company Stołeczne Przedsiębiorstwo Energetyki Cieplnej S.A. (2003 – present)

Is not engaged in competitive activities with respect to KGHM Polska Miedź S.A.
Is not listed in the Register of Debtors maintained on the basis of the National Court of Registration law.

Marek Fusiński (53)

Education and professional qualifications:
Higher economic

Positions held and professional career:

1998 – 2006	MITEX S.A.- Director of a Division
2001	KGHM Polska Miedź S.A. – Vice President of the Management Board
1996 – 1997	STAR S.A. – Vice President of the Management Board
1992 – 1996	STALEXPORT S.A. – Director of a Division
1978 – 1992	Ostrowiec Smelter: - Head of the Economic Costs and Analyses Department - Financial Director

Is not engaged in competitive activities with respect to KGHM Polska Miedź S.A.
Is not listed in the Register of Debtors maintained on the basis of the National Court of Registration law.

Ireneusz Reszczyński (47)

Education and professional qualifications:
Master's Degree in Economics, graduate of the University of Gdańsk, major in the economics and organisation of foreign trade
Post-graduate studies in „Financial Management" at the University of Economics in Wrocław

Positions held and professional career:

IV.2003–VI.2005	Vice President, then President of the Management Board of Tele-Fonika S.A.
I.1996 – XII.2001	Vice President of the Management Board of KGHM Polska Miedź S.A.
1991 – 1996	Deputy Director for Finance at the ZG Rudna Mining Division in Polkowice, KGHM Polska Miedź S.A.
1985 – 1991	Head of the Import Section in KGHM, Supply Facility Zakmat
1984 – 1985	Secretary of the Marine Commission of the Polish Chamber of Foreign Commerce, Marine Division in Gdynia

Employed on the Supervisory Board of Polkomtel S.A., was a Non-Executive Director in KGHM Polish Copper Ltd. in London

Exemption number: 82 4639

Is not engaged in competitive activities with respect to KGHM Polska Miedź S.A.
Is not listed in the Register of Debtors maintained on the basis of the National Court of Registration law.

Information on the President of the Management Board of KGHM Polska Miedź S.A. Krzysztof Skóra, who previously had been delegated from 10 February 2006 by the Supervisory Board of the Company to temporarily fulfil the duties of President of the Management Board of KGHM Polska Miedź S.A., was published in current report 12/2006 dated 9 February 2006 (information on members of the Supervisory Board appointed by the Extraordinary General Meeting of Shareholders on 31 January 2006).

Legal basis: § 5 sec. 1 point 22 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

WICEPREZES ZARZĄDU
Mirosław Biliński

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

RECEIVED 2006 MAR -7 P 3:01

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	3 March 2006	*No of sheets:*	*1*

Current report 17/2006

The Management Board of KGHM Polska Miedź S.A. announces that on 23 February 2006 a change in share capital was registered in the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX, Economic, of the National Court of Registrations by the company PHP "Mercus" Sp. z o.o. with its registered head office in Polkowice (a subsidiary of KGHM Polska Miedź S.A.). The share capital of PHP "Mercus" Sp. z o.o. was increased by PLN 4 258.6 thousand through the creation of 7 530 shares having a face value of PLN 565.55 each.

All of the new shares were acquired by KGHM Polska Miedź S.A. by a cash payment at their face value, i.e. PLN 565.55 each. These shares were paid for on 9 December 2005. The shares acquired represent 40.2% of the share capital of PHP "Mercus" Sp. z o.o. and grant the right to the same number of votes. The carrying value of these assets in the accounts of KGHM Polska Miedź S.A. based on their initial accounted value at their purchase cost is PLN 4 258.6 thousand.

Currently the share capital of PHP "Mercus" Sp. z o.o. amounts to PLN 10 733.0 thousand and is divided into 18 733 shares of PLN 565.55 each. The total number of votes arising from all created shares after registration of this change in share capital is 18 733. All of the shares (100%) are owned by KGHM Polska Miedź S.A.

These assets were acquired using the internal funds of KGHM Polska Miedź S.A.
The assets acquired are of a long-term, equity investment nature.
The criteria used for describing the assets as significant is that the financial assets acquired by KGHM Polska Miedź S.A. exceeds 20% of the equity of PHP "Mercus" Sp. z o.o.

Legal basis: § 5 sec. 1 point 1 and 9 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

WICEPREZES ZARZĄDU
Marek Fusiński

WICEPREZES ZARZĄDU
Ireneusz Reszczyński

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

RECEIVED
2006 MAR -7 P 4:15

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	28 February 2006	*No of sheets:*	*1*

Current report 16/2006

The Management Board of KGHM Polska Miedź S.A. announces a change in the dates of publication of the annual report and the consolidated annual report for 2005. These reports will be published on the following dates:

annual report for 2005 - 23 March 2006
consolidated annual report for 2005 - 20 April 2006

Legal basis: § 100 sec. 2 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

PREZES ZARZĄDU
Krzysztof Skóra